UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13G

Information Statement pursuant to Rule 13d-1 and 13d-2

(AMENDMENT NO.           )

Name of Issuer:                     AMCORE FINANCIAL, INC

Title of Class of Securities:       Common stock

CUSIP Number:                       023912108

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

		Rule 13d-1(d)			X

1.	Names of Reporting Persons.
  	I.R.S. Identification Nos. of above persons (entities only).
 		36-3711688

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

  	a.	N/A

  	b.	N/A

3.	SEC Use Only

4.	Citizenship or Place of Organization

Number of         5.	Sole Voting Power:                  1,833,688.425
Shares Bene-
ficially by       6.	Shared Voting Power:                        0.000
Owned by Each
Reporting         7.	Sole Dispositive Power:             1,642,167.293
Person With:
                  8.	Shared Dispositive Power:             407,824.132

9.    Aggregate Amount Beneficially Owned by Each Reporting Person:
                                                            2,063,585.425

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.   Percent of class Represented by Amount in Row (9)     7.673%

12.   Type of Reporting Person (See Instructions)               IV
Item 1:

(a)  Name of Issuer:                AMCORE Financial Inc.

(b) Address of Issuer's Principal Executive Offices:

                                    501 Seventh Street
                                    Rockford, IL  61104

Item 2:

(a) Name of Person Filing:          AMCORE Investment Group, N.A.

(b) Address of Principal Business Office or, if none, Residence:

                                    501 Seventh Street
                                    Rockford, IL  61104

(c) Citizenship:

(d) Title of Class of Securities:   Common Stock

(e)  CUSIP Number:                  023912108


Item 3: If this statement if filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

         (b)  Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c)

Item 4:  Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

	a)  Amount beneficially owned:
                              2,063,585.425
	b)  Percent of class:
                              7.673%
	c)  Number of shares as to which the person has:

		(I)	Sole power to vote or to direct the vote:
                              1,833,688.425
		(ii)	Shared power to vote or to direct the vote:
                                      0.000
		(iii)	Sole power to dispose or to direct the disposition of:
                              1,642,167.293
		(iv)	Shared power to dispose or to direct the disposition of:
                                407,824.132

Item 5:  Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following .

Item 6:  Ownership of More than Five Percent on Behalf of Another Person
    					N/A

Item 7: Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
				    	N/A

Item 8:  Identification and Classification of members of the Group
    					N/A

Item 9:  Identification and Classification of Members of the Group
    					N/A

Item 10: Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:		02/02/2001

Signature:  /s/ Heath Sorenson

Name/Title: Heath Sorenson
            Assistant Vice President